January 9, 2009
VIA TELEFAX AND UPS OVERNIGHT
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities
     and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:	Sunair Services Corporation Form 10-K for the year ended September 30, 2007 Filed 01/15/08 Form 10-Q for the quarter ended March 31, 2008 Filed 05/15/08 File No. 001-04334
Dear Ms. van Doorn:
     This letter is in response to your letter to Mr. John J. Hayes, our former Chief Executive Officer and President, dated November 26, 2008. We would appreciate if future correspondence is addressed to either me or Jack Ruff, our current CEO, in order to minimize confusion in our offices. Your letter requested a response from Sunair Services Corporation (“Sunair”) within ten business days, on or before December 11, 2008. However, pursuant to phone calls on or about December 11, 2008 and December 29, 2008 to Ms. Barberich we were given an extension to file no later than January 9, 2009. Attached, please find our response. Please note that the format of the response first sets out the comments from the November 26th letter and then provides Sunair’s response.
     We look forward to working with you in answering any further questions or comments that you may have with respect to our response. Should you have any questions or further comments regarding Sunair’s response, please contact the undersigned at (561) 208-7400 or at the address appearing above.

Very truly yours,
/s/ Edward M. Carriero, Jr.
Edward M. Carriero, Jr.
Chief Financial Officer

cc: Jack Ruff, CEO

Ms. Linda van Doorn
January 9, 2009

Note 1 — Business Activity and Summary of Significant Accounting Policies, page 34
1.      We note your response to comment 1; however, we continue to question the timing of your revenue recognition related to your baiting services. As previously disclosed to us in your response letter dated July 25, 2008, the initial year of service includes the installation of the system at the inception of the contract. Since the renewal year does not require installation, please further explain to us why you believe it is appropriate to recognize 40% of revenue from a renewal at the beginning of the contract period rather than recognizing the renewal revenue on a straight-line basis over the contract period.
Company Response: The Company supplementally advises the Staff that the renewal of termite baiting services occurs on an annual basis and consists of the same five service components as those in an initial annual termite baiting service contract. The five components consist of an internal and external inspection which is done at the beginning of the renewal period and four quarterly monitoring visits; one performed at the beginning of the renewal period and the remaining three monitoring services at quarterly intervals. Upon completion of the inspection and the first quarterly monitoring visit, 40% of the revenue is recognized and 60% is deferred in order to match the timing of incurred expenses (labor, chemicals, fuel and job supplies). The deferred revenue is recognized at a rate of 20% upon the completion of each remaining quarterly monitoring service also in order to match the timing of incurred expenses.
The level of effort that goes into the internal and external inspection in the renewal period is the same as in the initial year. These inspections are in addition to the monitoring service and may not necessarily occur at the same time as when the monitoring service is being provided. The combination of the external and internal inspection and the monitoring service results in 40% of the revenue being recognized upon completion of the first quarter of the renewal period with the remaining 60% of the revenue recognized upon completion of each monitoring service provided on a quarterly basis.
2.     In future filings please expand the disclosure of your revenue recognition policies for each type of service as detailed to us in your responses.
Company Response: The Company supplementally advises the Staff that in our Form 10Q for the quarter ended June 30, 2008, filed with the SEC, we expanded the disclosure of our revenue recognition polices. In addition, we will consider further expansion of our disclosures of our revenue recognition policies in future filings for each type of service as detailed in our responses.
Form 10-Q for the quarter ended March 31, 2008
3.     We note your response comment 2. You state that you are currently performing your annual goodwill impairment test for the year ended September 30, 2008. Based on your disclosure on page 22 of your Form 10-K for the year ended September 30, 2007, you use multiple valuation methodologies in your goodwill impairment tests; in addition to the income

Ms. Linda van Doorn
January 9, 2009

approach, you also use similar transactions method of the market approach. Please tell us the results of both of these valuation methods as of September 30, 2008, the weight given to each approach, and your basis for the weighting. Furthermore, please tell us what consideration you have given to your company’s market capitalization which has been and continues to be significantly below your book value.
Company Response: The Company supplementally advises the Staff that we recently completed our goodwill impairment analysis and have concluded that as of September 30, 2008 there was no impairment. In performing this assessment, we applied a weighting factor to the i) income approach ii) market capitalization approach under the market approach and the (iii) similar transactions method which is the second method under the market approach to develop the fair value of the reporting unit in order to assess its potential impairment of goodwill. The weighting factor applied was as follows:

Income approach	85%
Market capitalization	5%
Similar transactions	10%

The income approach is based on a discounted cash flow model which relies on a number of factors, including operating results, business plans, economic projections and anticipated future cash flows. This approach was given the most weight as we believe this approach is most indicative of the enterprise value of the company. We believe the multiple recurring revenue streams is what a potential buyer would be interested in and is the basis a buyer would use to value the operations of our Middleton unit. We have acquired a number of pest and lawn companies over the past few years and the revenue streams is what drove our decisions in the purchase process.
The similar transactions method is a market approach methodology in which the fair value of a business is estimated by analyzing the prices at which companies similar to the subject, which are used as guidelines, have sold in controlling interest transactions (mergers and acquisitions). Specific information and prices analyzed were the acquisitions that we completed over the last two years as well as the receipt of an unsolicited offer from a third party to purchase our stock and acquire our debt which we rejected as we believed the offer was below fair value. The similar transactions market approach is difficult to apply as there are none to very few similar companies from which comparisons can be derived. Because of these limitations and lack of comparable data we applied a 10% weighting factor.
The market capitalization approach received the least weight as we do not believe that the stock price is indicative of the value of our company. Our stock is thinly traded and there appears to be very little correlation between the results of our operations, significant events in our company and the stock price. In addition, we received an unsolicited

Ms. Linda van Doorn
January 9, 2009

offer from a third party to purchase our stock at prices that were greater than the current market price of our stock. We rejected this offer as we did not believe it was indicative of our enterprise value.
The results of the income approach and the similar transactions method of the market approach as of September 30, 2008 were as follows:

Income Approach	$52,581,477	85%	$44,694,256
Company’s Market Capitalization	$26,574,909	5%	1,328,745
Similar Transactions Approach (rejected unsolicited offer)	$39,273,264	5%	1,963,663
Similar Transactions Approach (company’s own acquisitions)	$78,646,963	5%	3,932,348

Estimated Indicated Value of Middleton Unit’s Equity			51,919,013

Plus Middleton Unit’s Total Liabilities			30,318,268

Estimated Fair Value of Middleton Unit			82,237,281
Less Middleton Unit’s Total Assets			79,269,444

Excess Fair Value of Middleton Unit over Net Assets — Rounded			$2,968,000

Based upon the most recent assessment as of September 30, 2008, the estimated fair value of the reporting unit exceeded its carrying amount by approximately $3.0 million. Thus, we have concluded that as of September 30, 2008 our goodwill was not impaired.